Filed Pursuant to Rule 433
Registration No. 333-277211
January 29, 2025
FREE WRITING PROSPECTUS
(To Prospectus dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
Stock-Linked Underlying Supplement dated February 21, 2024)



## HSBC USA Inc.

# Barrier Market Participation Notes with Autocall Feature

## Linked to the Common Stock of Dell Inc. (the "Reference Asset")

► Callable at the principal amount plus the Call Premium of at least 30.00% (to be determined on the Trade Date) on the Call Observation Date (February 13, 2026) if the Official Closing Price of the Reference Asset is at or above the Call Threshold

► If the Notes are not automatically called, at maturity:

- 1.50x uncapped exposure if the Reference Return is positive;

- Contingent repayment of principal if the Reference Return is less than or equal to zero but greater than or equal to the Barrier Percentage of -40.00%; or

- 1.00x exposure to any negative return of the Reference Asset if its Reference Return is less than -40.00% and in such a case, you will lose some or all of your principal amount

► Due February 14, 2028, if not called

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Barrier Market Participation Notes with Autocall Feature (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this document relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this document.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.**

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $929.00 and $979.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

|  | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
| --- | --- | --- | --- |
| Per Note | $1,000 | | |
| Total | | | |

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.25% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this document.

The Notes:

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
| --- | --- | --- |



## Indicative Terms[1]

| | |
|---|---|
| **Principal Amount** | $1,000 per Note |
| **Reference Asset** | The common stock of Dell Inc. (Ticker: DELL) (the "Company') |
| **Autocall Feature** | The Notes will be automatically called if the Official Closing Price of the Reference Asset is at or above the Call Threshold on the Call Observation Date (January 14, 2026). In that case, you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the Call Premium on the Call Payment Date. |
| **Call Threshold** | 100.00% of the Initial Value |
| **Call Premium** | At least 30.00% (to be determined on the Trade Date) (or $300.00 for each $1,000 Principal Amount) |
| **Upside Participation Rate** | 150.00% (1.50x) exposure to any positive Reference Return |
| **Maximum Cap** | None. |
| **Barrier Percentage** | -40.00% |
| **Reference Return** | $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$ |
| **Payment at Maturity per Note** | Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:<br>■ **If the Reference Return is greater than zero:**<br>$1,000 + ($1,000 × Reference Return × Upside Participation Rate).<br>■ **If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Percentage:**<br>$1,000 (a zero return)<br>■ **If the Reference Return is less than the Barrier Percentage:**<br>$1,000 + ($1,000 × Reference Return).<br>For example if the Reference Return is -60.00%, you will suffer a 60.00% loss and receive 40.00% of the Principal Amount, subject to the credit risk of HSBC USA Inc. Under these circumstances, you will lose some or all of your investment. |
| **Initial Value** | The Official Closing Price of the Reference Asset on the Pricing Date. |
| **Final Value** | The Official Closing Price of the Reference Asset on the Final Valuation Date. |
| **Pricing Date** | February 7, 2025 |
| **Trade Date** | February 7, 2025 |
| **Original Issue Date** | February 12, 2025 |
| **Final Valuation Date**[2] | February 9, 2028 |
| **Maturity Date**[2] | February 14, 2028 |
| **CUSIP/ISIN** | 40447BYX4/US40447BYX45 |

## The Notes

These Barrier Market Participation Notes with Autocall Feature may be suitable for investors who believe that the Reference Asset will increase over the term of the Notes. If the Notes are not called prior to maturity. So long as the Reference Return is greater than or equal to -40.00%, the Notes will outperform the Reference Return.

If the Official Closing Price of the Reference Asset is at or above its Call Threshold on the Call Observation Date, your Notes will be automatically called and you will receive a payment equal to 100% of the Principal Amount, together with the Call Premium on the Call Payment Date.

If the Notes are not automatically called, and if at maturity:

(i) the Reference Return is positive, you will realize a return equal to 150.00% (1.50x) of the appreciation of the Reference Asset;

(ii) the Reference Return is less than or equal to zero but greater than or equal to the Barrier Percentage of -40.00%, you will receive a Payment at Maturity equal to 100% of the Principal Amount; or

(iii) the Reference Return is less than the Barrier Percentage, you will lose 1% of your investment for every 1% decline in the Reference Asset from the Initial Value, and you may lose up to 100% of your Principal Amount at maturity.



---

[1]As more fully described on page FWP-4.

[2]Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Stock-Linked Underlying Supplement.

## Payoff Example

The table at right assumes the Notes have not been called and the hypothetical payout profile of an investment in the Notes reflecting the Upside Participation Rate of 150.00% (1.50x), and reflecting the Barrier Percentage of -40.00%.

If the Official Closing Price of the Reference Asset is at or above the Call Threshold on the Call Observation Date, your Notes will be automatically called and you will receive a payment equal to 100% of the Principal Amount, together with the Call Premium of at least 30.00% (to be determined on the Trade Date).

| Reference Return | Participation in Reference Return | Return on the Notes |
|---|---|---|
| 20.00% | 1.50x upside exposure | 30.00% |
| -5.00% | Barrier Percentage of -40.00% | 0.00% |
| -60.00% | 1x loss from Initial Value beyond Barrier Percentage | -60.00% |

## Information about the Reference Asset

Dell Inc. offers a wide range of computers and related products. The company sells personal computers, servers and networking products, storage systems, mobility products, software and peripherals, and services.The company serves consumers and businesses in the Americas, Europe, the Middle East, Africa, and the Asia Pacific region. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-17017 or its CIK Code: 0000826083. The common stock of the company trades on the Nasdaq Global Select Market under the symbol 'DELL'.



The graph above illustrates the daily performance of the Reference Asset from January 24, 2015 through January 24, 2025. The closing values in the graph above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset, please see "Description of the Reference Asset" beginning on page FWP-15 of this document. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

# HSBC USA Inc.
# Barrier Market Participation Notes with Autocall Feature

**Linked to the Common Stock of Dell Inc.**

This document relates to a single offering of Barrier Market Participation Notes with Autocall Feature. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Stock-Linked Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the performance of the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | The common stock of Dell Inc. (Ticker: DELL) |
| **Trade Date:** | February 7, 2025 |
| **Pricing Date:** | February 7, 2025 |
| **Original Issue Date:** | February 12, 2025 |
| **Final Valuation Date:** | February 9, 2028, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement. |
| **Maturity Date:** | 3 business days after the Final Valuation Date, which is expected to be February 14, 2028. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement. |
| **Call Feature:** | The Notes will be automatically called if the Official Closing Price of the Reference Asset is at or above its Call Threshold on the Call Observation Date. In that case, you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the Call Premium. |

**Call Observation Date, Call Payment Date, Call Premium and Call Threshold:**

| Call Observation Date | Call Payment Date | Call Premium | Call Threshold |
|---|---|---|---|
| February 13, 2026 | February 19, 2026 | At least 30.00% (to be determined on the Trade Date) | 100.00% |

The Call Observation Date and Call Payment Date are subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" and "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

| | |
|---|---|
| **Upside Participation Rate:** | 150.00% (1.50x) |
| **Maximum Cap:** | None |
| **Payment at Maturity:** | On the Maturity Date, for each Note, we will pay you the Final Settlement Value. |
| **Reference Return:** | The quotient, expressed as a percentage, calculated as follows: |

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

| | |
|---|---|
| **Final Settlement Value:** | Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: |
| | ■ *If the Reference Return is greater than zero*: |
| | $1,000 + ($1,000 × Reference Return × Upside Participation Rate). |
| | ■ *If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Percentage*: |
| | $1,000 per $1,000 Principal Amount (zero return). |
| | ■ *If the Reference Return is less than the Barrier Percentage:* |
| | $1,000 + ($1,000 × Reference Return). |
| | Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below zero. For example, if the Reference Return is -60.00%, you will suffer a 60.00% loss and receive 40.00% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than the Barrier Percentage, you will lose some or all of your investment.** |
| **Barrier Percentage:** | With respect to each Underlying, -40.00% |
| **Initial Value:** | The Official Closing Price of the Reference Asset on the Pricing Date. |
| **Final Value:** | The Official Closing Price of the Reference Asset on the Final Valuation Date. |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any securities exchange or quotation system. |
| **CUSIP/ISIN:** | 40447BYX4/US40447BYX45 |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes is expected to be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |

*The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.*

## GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024 and the Stock-Linked Underlying Supplement dated February 21, 2024. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the prospectus supplement and page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025892/tm244959d5_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

## PAYMENT ON THE NOTES

**Autocall Feature**

If the Official Closing Price of the Reference Asset is at or above the Call Threshold on the Call Observation Date, the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the Call Premium on the Call Payment Date.

**Call Premium**

If the Notes are called on the Call Observation Date, we will pay the Call Premium on the Call Payment Date, which will be at least 30.00% (or $1,300.00 for each $1,000 Principal Amount) (to be determined on the Trade Date). For information regarding the record date applicable to the Call Premium payable on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" beginning on page S-17 in the accompanying prospectus supplement.

**Payment at Maturity**

Unless the Notes are automatically called, on the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash on the Maturity Date per $1,000 Principal Amount, as described below:

**If the Reference Return is greater than zero**, you will receive:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate).

**If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Percentage,** you will receive:
$1,000 per $1,000 Principal Amount (zero return).

**If the Reference Return is less than the Barrier Percentage,** you will receive:

$1,000 + ($1,000 × Reference Return).

Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below zero. For example, if the Reference Return is -60.00%, you will suffer a 60.00% loss and receive 40.00% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than the Barrier Percentage, you will lose some or all of your investment.**

**Interest**

The Notes will not pay interest.

**Calculation Agent**

We or one of our affiliates will act as calculation agent with respect to the Notes.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

► You seek (i) a Call Premium based on the performance of the Reference Asset, that will be payable if the Official Closing Price of the Reference Asset is greater than or equal to the Call Threshold on the Call Observation Date; and /or (ii) an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the Reference Return will be positive or will not decline below the Barrier Percentage of -40.00%.

► You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis from the Initial Value if the Reference Return is less than the Barrier Percentage.

► You understand and accept that your investment may not provide full return of principal.

► You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

► You are willing to forgo dividends or other distributions paid to holders of the Reference Asset.

► You do not seek current income from your investment.

► You do not seek an investment for which there is an active secondary market.

► You are willing to hold the Notes to maturity or autocall.

► You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

► You believe the Reference Return will be (i) less than the Call Threshold on the Call Observation Date; and/or (ii) less than the Barrier Percentage or that the Reference Return will not be sufficiently positive to provide you with your desired return.

► You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis from the Initial Value if the Reference Return is less than the Barrier Percentage.

► You seek an investment that provides full return of principal.

► You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

► You prefer to receive the dividends or other distributions paid to holders of the Reference Asset.

► You seek current income from your investment.

► You seek an investment for which there will be an active secondary market.

► You are unable or unwilling to hold the Notes to maturity or autocall.

► You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and on page S-1 of the accompanying Stock-Linked Underlying Supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying, prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

► "— Risks Relating to All Note Issuances" in the prospectus supplement; and

► "— General Risks Related to Indices" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

*Risks Relating to the Structure or Features of the Notes*

**Your investment in the Notes may result in a 100% loss of principal.**

You will be exposed to the decline in the Final Value from the Initial Value if the Reference Return is beyond the Barrier Percentage of -40.00%. Accordingly, if the Reference Return is less than the Barrier Percentage of -40.00%, your Payment at Maturity will be less than the Principal Amount of your Notes. You will lose some or all of your investment at maturity if the Reference Return is less than the Barrier Percentage.

**You may not receive the Call Premium.**

The Notes may not be called, and in such a case you will not receive the Call Premium.

**The amount payable on the Notes is not linked to the value of the Reference Asset at any time other than the Call Observation Date and the Final Valuation Date.**

The payments on the Notes will be based on the Official Closing Price of the Reference Asset on the Call Observation Date and, if the Notes are not called, the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of the Reference Asset is greater than or equal to the Call Threshold during the term of the Notes other than on the Call Observation Date but then decreases on the Call Observation Date to a value that is less than the Call Threshold, the Call Premium will not be payable for the relevant Call Payment Date. Similarly, if the Notes are not called, even if the value of the Reference Asset appreciates during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that reflects a Reference Return that is less than the Barrier Percentage, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the value of the Reference Asset prior to such decrease. Although the actual value of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than its value on the Call Observation Date or the Final Valuation Date, the Call Premium will be based solely on the Official Closing Price of the Reference Asset on the Call Observation Date, and the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on the Final Valuation Date.

**The Notes will not bear interest.**

As a holder of the Notes, you will not receive interest payments.

*General Risk Factors*

**The Notes are subject to the credit risk of HSBC USA Inc.**

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

**The Estimated Initial Value of the Notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.**

The price to public takes into account certain costs. These costs include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**You will not have any ownership interest in the Reference Asset .**

As a holder of the Notes, you will not have any ownership interest in the Reference Asset, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on the Reference Asset, the Notes may underperform an investment in Reference Asset.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to the Initial Value. We cannot predict the Final Value. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Value used in the table and examples below is not expected to be the actual Initial Value. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity if the Notes are not called on a $1,000 investment in the Notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following,:

- ▶ Principal Amount:                          $1,000
- ▶ Hypothetical Initial Value:                $100.00
- ▶ Call Threshold:                            100.00%
- ▶ Hypothetical Call Premium*:                30.00%
- ▶ Maximum Cap:                               None
- ▶ Upside Participation Rate:                 150.00%
- ▶ Barrier Percentage:                        -40.00%

The hypothetical Initial Value of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value. The actual Initial Value will be determined on the Pricing Date. The table below assumes that the Notes have not been called and are held to maturity.

*To be determined on the Trade Date and will be at least 30.00%.

| Hypothetical Final Value | Hypothetical Reference Return | Hypothetical Payment at Maturity | Hypothetical Return on the Notes |
|---|---|---|---|
| $200.00 | 100.00% | $2,500.00 | 150.00% |
| $180.00 | 80.00% | $2,200.00 | 120.00% |
| $160.00 | 60.00% | $1,900.00 | 90.00% |
| $140.00 | 40.00% | $1,600.00 | 60.00% |
| $130.00 | 30.00% | $1,450.00 | 45.00% |
| $120.00 | 20.00% | $1,300.00 | 30.00% |
| $115.00 | 15.00% | $1,225.00 | 22.50% |
| $110.00 | 10.00% | $1,150.00 | 15.00% |
| $105.00 | 5.00% | $1,075.00 | 7.50% |
| $102.00 | 2.00% | $1,030.00 | 3.00% |
| $101.00 | 1.00% | $1,015.00 | 1.50% |
| **$100.00** | **0.00%** | **$1,000.00** | **0.00%** |
| $99.00 | -1.00% | $1,000.00 | 0.00% |
| $98.00 | -2.00% | $1,000.00 | 0.00% |
| $95.00 | -5.00% | $1,000.00 | 0.00% |
| $70.00 | -30.00% | $1,000.00 | 0.00% |
| $60.00 | -40.00% | $1,000.00 | 0.00% |
| $50.00 | -50.00% | $500.00 | -50.00% |
| $40.00 | -60.00% | $400.00 | -60.00% |
| $30.00 | -70.00% | $300.00 | -70.00% |
| $20.00 | -80.00% | $200.00 | -80.00% |
| $15.00 | -85.00% | $150.00 | -85.00% |
| $0.00 | -100.00% | $0.00 | -100.00% |

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

**Example 1: The Official Closing Price on the Call Observation Date is greater than or equal to the Call Threshold.**

| Initial Value | Official Closing Price |
|---|---|
| $100.00 | $125.00 (125.00% of Initial Value) |

| | |
|---|---|
| **Payment Upon a Call:** | **$1,000.00** |

Because the Official Closing Price on the Call Observation Date is at or above the Call Threshold, the Notes will be called and you will receive $1,300.00 per Note, reflecting the Principal Amount plus the Call Premium, resulting in a 30.00% return on the Notes. No extra payment will be made on account of the Reference Asset closing above the Initial Value.

**Example 2: The Notes are not called and the value of the Reference Asset increases from the Initial Value of $100.00 to a Final Value of $105.00.**

| Initial Value | Final Value |
|---|---|
| $100.00 | $105.00 (105.00% of Initial Value) |

| | |
|---|---|
| Reference Return: | 5.00% |
| **Final Settlement Value:** | **$1,075.00** |

Because the Reference Return is positive, the Final Settlement Value would be $1,075.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 5.00% × 150.00%)

= $1,075.00

Example 2 shows that if the Notes are not called that will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the Upside Participation Rate of 150.00% when the Reference Return is positive.

**Example 3: The Notes are not called and the value of the Reference Asset decreases from the Initial Value of $100.00 to a Final Value of $95.00.**

| Initial Value | Final Value |
|---|---|
| $100.00 | $95.00 (95.00% of Initial Value) |

| | |
|---|---|
| Reference Return: | -5.00% |
| **Final Settlement Value:** | **$1,000.00** |

Because the Reference Return is less than zero but greater than the Barrier Percentage of -40.00%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return).

**Example 4: The Notes are not called and the value of the Reference Asset decreases from the Initial Value of $100.00 to a Final Value of $50.00.**

| Initial Value | | Final Value |
|---|---|---|
| $100.00 | | $50.00 (50.00% of Initial Value) |

| | |
|---|---|
| Reference Return: | -50.00% |
| **Final Settlement Value:** | $500.00 |

Because the Reference Return is less than the Barrier Percentage of -50.00%, the Final Settlement Value would be $500.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return)

= $1,000 + ($1,000 × -50.00%)

= $500.00

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the value of the Reference Asset if the Reference Return is beyond the Barrier Percentage of -40.00%. **You may lose some or all of your investment.**

## DESCRIPTION OF THE REFERENCE ASSET

### Description of DELL

Dell Inc. offers a wide range of computers and related products. The company sells personal computers, servers and networking products, storage systems, mobility products, software and peripherals, and services.The company serves consumers and businesses in the Americas, Europe, the Middle East, Africa, and the Asia Pacific region.

Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-17017 or its CIK Code: 0000826083. The common stock of the company trades on the Nasdaq Global Select Market under the symbol 'DELL'.

### Historical Performance of DELL

The following graph sets forth the historical performance of DELL based on the daily historical closing values from January 24, 2015 through January 24, 2025. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of DELL should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of DELL on the Final Valuation Date.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of the Reference Asset, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes.  Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this document relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors.  HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this document.  HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.25% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the notes to you.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-87 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale, call or exchange and we intend to treat any gain or loss upon maturity or an earlier sale, call or exchange as long-term capital gain or loss, provided you have held the Note for more than one year at such time for U.S. federal income tax purposes.  If the Notes are held by the same United States holder until maturity, that holder's holding period will generally include the maturity date.

We will not attempt to ascertain whether the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Asset and consult your tax advisor regarding the possible consequences to you if the Reference Asset is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

## TABLE OF CONTENTS

### Free Writing Prospectus


| | |
|---|---|
| General | FWP-6 |
| Payment at Maturity | FWP-7 |
| Investor Suitability | FWP-8 |
| Risk Factors | FWP-9 |
| Illustrative Examples | FWP-12 |
| Description of the Reference Asset | FWP-15 |
| Events of Default and Acceleration | FWP-15 |
| Supplemental Plan of Distribution (Conflicts of Interest) | FWP-15 |
| U.S. Federal Income Tax Considerations | FWP-16 |


### Stock-Linked Underlying Supplement


| | |
|---|---|
| Risk Factors | S-1 |
| Additional Terms of the Notes | S-7 |
| Information Regarding the Reference Stocks and the Reference Stock Issuers | S-13 |


### Prospectus Supplement


| | |
|---|---|
| Risk Factors | S-1 |
| Pricing Supplement | S-12 |
| Description of Notes | S-14 |
| Use of Proceeds and Hedging | S-58 |
| Certain ERISA and Related Considerations | S-59 |
| U.S. Federal Income Tax Considerations | S-61 |
| Supplemental Plan of Distribution (Conflicts of Interest) | S-87 |


### Prospectus


| | |
|---|---|
| About this Prospectus | 1 |
| Risk Factors | 2 |
| Where You Can Find More Information | 3 |
| Special Note Regarding Forward-Looking Statements | 4 |
| HSBC USA Inc. | 6 |
| Use of Proceeds | 7 |
| Description of Debt Securities | 8 |
| Description of Preferred Stock | 19 |
| Description of Warrants | 24 |
| Description of Purchase Contracts | 29 |
| Description of Units | 32 |
| Book-Entry Procedures | 35 |
| Limitations on Issuances in Bearer Form | 39 |
| U.S. Federal Income Tax Considerations Relating to Debt Securities | 40 |
| Certain European Union Tax Considerations Relating to Debt Securities | 48 |
| Plan of Distribution (Conflicts of Interest) | 49 |
| Notice to Canadian Investors | 52 |
| Notice to EEA Investors | 53 |
| Notice to U.K. Investors | 54 |
| U.K. Financial Promotion | 54 |
| Certain ERISA and Related Matters | 55 |
| Legal Opinions | 57 |
| Experts | 58 |


You should only rely on the information contained in this document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this document, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

# HSBC USA Inc.

## $

## Barrier Market Participation Notes with Autocall Feature Linked to the Common Stock of Dell Inc.

**January 29, 2025**

## Free Writing Prospectus